# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Endeavor Group Holdings, Inc., CIK 0001766363
CUSIP: 29260Y109
Title of class of securities: Endeavor Group Holdings, Inc.
Address of issuer's principal executive offices: 9601 WILSHIRE BOULEVARD, 3RD FLOOR, BEVERLY HILLS, California (CA), 90210
Date of event which requires filing of this statement: 01/17/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001013594-24-000891
Filed by CIK 0001910321

## Reporting persons
- Troluce Capital Advisors LLC: type of reporting person: other (OO); citizenship or place of organization: Puerto Rico (PR); sole voting power 0; shared voting power 35,550,000; sole dispositive power 0; shared dispositive power 35,550,000; aggregate amount beneficially owned 35,550,000 (11.5% of the class)
- Troluce Special Opportunities II, LP: type of reporting person: partnership (PN); citizenship or place of organization: Puerto Rico (PR); sole voting power 0; shared voting power 26,550,000; sole dispositive power 0; shared dispositive power 26,550,000; aggregate amount beneficially owned 26,550,000 (8.6% of the class)
- Troluce Nexus Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 9,000,000; sole dispositive power 0; shared dispositive power 9,000,000; aggregate amount beneficially owned 9,000,000 (2.9% of the class)
- Jared R. Dubin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 35,550,000; sole dispositive power 0; shared dispositive power 35,550,000; aggregate amount beneficially owned 35,550,000 (11.5% of the class)

## Item 1. Issuer
Name of issuer: Endeavor Group Holdings, Inc.
Address of issuer's principal executive offices: 9601 WILSHIRE BOULEVARD, 3RD FLOOR, BEVERLY HILLS, California, 90210

## Item 2. Person Filing
Name of person filing:
Troluce Special Opportunities II, LP, a Delaware limited partnership ("Special Opportunities II");

Troluce Nexus Fund LP, a Cayman Islands exempted limited partnership ("Nexus Fund");

Troluce Capital Advisors, LLC, a Puerto Rico limited liability company ("Troluce Capital"); and

Jared R. Dubin, a United States citizen ("Mr. Dubin").
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is Vista Plaza, Suite 204, Calle C, Lots 81-82, Dorado, PR 00646.
Citizenship: Special Opportunities II is a Delaware limited partnership. Nexus Fund is a Cayman Islands exempted limited partnership. Troluce Capital is a Puerto Rico limited liability company. Mr. Dubin is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of January 21, 2025, Special Opportunities II beneficially owned 26,550,000 shares of Common Stock.

As of January 21, 2025, Nexus Fund beneficially owned 9,000,000 shares of Common Stock.

Troluce Capital, as the investment manager of Special Opportunities II and Nexus Fund, may be deemed to have beneficially owned 35,550,000 shares of Common Stock, comprised of the 26,550,000 shares of Common Stock beneficially owned by Special Opportunities II and the 9,000,000 shares of Common Stock beneficially owned by Nexus Fund.

Mr. Dubin, as the managing member of Troluce Capital, may be deemed to have beneficially owned the 35,550,000 shares of Common Stock beneficially owned by Troluce Capital.
Percent of class:
The following percentage is based on 308,175,511 shares of Common Stock outstanding as of October 31, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024.

As of January 21, 2025, the Reporting Persons may be deemed to have beneficially owned approximately the following percentage of the outstanding Common Stock: 11.5
Sole power to vote or to direct the vote: See Cover Pages Items 5-8.
Shared power to vote or to direct the vote: See Cover Pages Items 5-8.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-8.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-8.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit A to the Schedule 13G filed by the Reporting Persons on November 1, 2024.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Troluce Capital Advisors LLC: /s/ Jared R. Dubin, Troluce Capital Advisors LLC (01/21/2025)
- Troluce Special Opportunities II, LP: /s/ Jared R. Dubin, Troluce Special Opportunities II, LP (01/21/2025)
- Troluce Nexus Fund LP: /s/ Jared R. Dubin, Troluce Nexus Fund LP (01/21/2025)
- Jared R. Dubin: /s/ Jared R. Dubin, Jared R. Dubin (01/21/2025)